BIRNER DENTAL MANAGEMENT SERVICES, INC.

September 6, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining	BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Birner Dental Management Services, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed April 1, 2013

File No. 000-23367

Dear Ms. Jenkins:

Birner Dental Management Services, Inc. (the “Company”) submits this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in a letter dated August 13, 2013 to Dennis N. Genty, Chief Financial Officer of the Company, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2013, referenced above.

For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Form 10-K for the Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data, page 39

(2) Significant Accounting Policies, page 46

Revenue, page 47

1.	Comment: Please tell us why it is appropriate pursuant to ASC 954-605-45-5(b) to report your revenues net of the provision for doubtful accounts. We note that your accounts receivable represents the “amount estimated to be collectible”.

Response: Our revenues are not reported net of the provision for doubtful accounts. On page 47, we state “Revenue is recorded at net realizable amounts due from insurance companies, preferred provider and health maintenance organizations (i.e., third party payors) and patients for services rendered, net of contractual and other adjustments.” On page 48, we state “Accounts receivable represents receivables from patients and other third-party payors for dental services provided. Such amounts are recorded net of contractual allowances and other adjustments at the time of billing.” We report accounts receivable net of an allowance for doubtful accounts. We record bad debt expense as an operating expense in the statement of income in accordance with ASC 954-605-45-5(b).

2.	Comment: You disclosed that the Company’s revenue derived from capitated managed dental care contracts were 11.4%, 11% and 10.1% during fiscal year 2010, 2011, and 2012, respectively. We also note that on page 28 under the Results of Operations heading, you indicated that revenue from capitated managed dental care plans including revenue associated with co-payments were 21%, 21.7% and 21.5% for fiscal year 2010, 2011 and 2012, respectively. Please clarify whether you consider the co-payments as revenue from capitated managed dental care plans. In addition, please tell us why you did not report the revenue from capitated managed dental care plans separately pursuant to ASC 954-605-45-1 and 954-605-45-3.

Response: As per ASC 954-605-25-7, which states that revenue from capitated fees is earned as a result of agreeing to provide services to qualified beneficiaries and not as a result of actually providing the care, we do not consider the co-payment as revenue from capitated managed dental care plans. We believe that the combined percentage of capitation fees and related co-pays could be relevant to an investor. We agree that the revenue from capitated managed dental care plans should be reported separately pursuant to ASC 954-605-45-1 and 954-605-45-3. We will implement this presentation in future filings beginning with our Form 10-Q for the quarter ended September 30, 2013.

Intangible Assets, Page 49

3.	Comment: Please tell us why it was appropriate to allocate the purchase price to the Management Agreement you entered into with the Offices you acquired. Refer to your basis in the accounting literature.

Response: The Management Agreement is a contractual agreement and is the sole source of our right to future cash flows. We think it is appropriate to allocate the purchase price to the Management Agreement as an identifiable intangible asset. In accordance with ASC Topic 805-20-30 Initial Measurement, an asset is identifiable if it meets either of the following criteria: “a. It is separable, that is, capable of being separated or divided fr the entity and sold, transferred, licensed, rented, or exchanged, either individually or together with a related contract, identifiable asset, or liability, regardless of whether the entity intends to do so”, or “b. It arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.” The Management Agreements meet both criteria a and b.

(10) Income Taxes, page 61

4.	Comment: We note that you reported an income tax receivable of $442,630 as of December 31, 2012 on the consolidated balance sheets. Please tell us the nature of this receivable and how this receivable affects the income tax expense for the fiscal year 2012.

Response: The income tax receivable of $442,630 is primarily related to large tax credits related to capital expenditures. The law that allowed for these credits did not become official until late in 2012. For this reason, we made our estimated tax payments throughout 2012 without considering these tax credits. The tax credits are a timing difference and therefore have no effect on income tax expense for the fiscal year 2012.

In connection with our response to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me or Dennis Genty at 303-691-0680. Thank you again for your time and consideration.

Very truly yours,

/s/ Frederic W. Birner

Frederic W. Birner

Chief Executive Officer